Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146610

PROSPECTUS

DELPHAX TECHNOLOGIES INC.

Offering of up to 2,000,000 shares of Common Stock

This prospectus covers the resale of an aggregate of 2,000,000 shares of our common stock, consisting of a portion of the shares issuable upon the exercise of common stock purchase warrants and shares issuable in partial payment of interest due on a secured subordinated promissory note.

We will receive no part of the proceeds from the sale of any of the shares by the selling security holders. As of October 10, 2007, the selling security holder has not exercised any of the warrants and the Company has issued 11,048 shares of common stock as a partial payment of interest on the secured subordinated note.

Our common stock trades on the over-the-counter market and is quoted on the Capital Market tier of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) under the symbol “DLPX.” On October 22, 2007, the last reported sale price of our common stock was $1.00 per share.

This investment is speculative and involves a high degree of risk.

Please see “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated October 23, 2007

WHERE YOU CAN FIND MORE INFORMATION

AND INCORPORATION BY REFERENCE

We filed a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) for this offering. This prospectus does not contain all of the information in the registration statement. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our SEC filings are also available on our website at www.delphax.com under “Investor Relations.”

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update this prospectus. We incorporate by reference the documents listed below, and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the securities offered by this prospectus:

•	Annual Report on Form 10-K for the year ended September 30, 2006 (filed on December 29, 2006), Commission File No. 000-10691;

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Quarterly Reports on Form 10-Q for the quarters ended December 31, 2006 (filed on February 14, 2007), March 31, 2007 (filed on May 15, 2007) and June 30, 2007 (filed on August 14, 2007), Commission File No. 000-10691;

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Definitive proxy statements for our annual meeting of shareholders held on March 22, 2007 (filed on January 29, 2007) and for our special meeting of shareholders held on July 12, 2007 (filed on June 1, 2007), Commission File No. 000-10691;

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Current Reports on Form 8-K dated March 26, 2007 (filed on March 29, 2007) concerning the signing and initial closing of the Securities Purchase Agreement with Whitebox Delphax, Ltd. and dated September 10, 2007 (filed on September 13, 2007) concerning the second closing under the Securities Purchase Agreement and the closing of senior credit and security agreements with Wells Fargo Bank, N.A. and Wells Fargo Financial Corporation Canada providing senior revolving credit facilities, Commission File No. 000-10691; and

•	Current Report on Form 8-A filed on March 22, 2002, Commission File No. 000-10691; as amended on September 27, 2002, Commission File No. 000-10691, and February 9, 2004, Commission File No. 000-10691.

You may request a copy of these filings at no cost by telephoning us at (952) 939-9000 or writing to us at: Delphax Technologies Inc., 6100 West 110th Street, Bloomington, Minnesota 55438, Attention: Controller.

You should rely only on the information included or incorporated by reference in this prospectus. Information contained on our website is not part of this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the dates on the front of this document. Information on our website is not a part of this prospectus.

SUMMARY

This summary highlights information found elsewhere in the prospectus. Because this is a summary, it does not contain all of the information that may be important to you. Please read the entire prospectus carefully before you decide to invest. All dollar amounts referred to in this prospectus are in U.S. Dollars.

The Business. We design, manufacture, sell and service advanced digital print-production equipment based on our patented electron beam imaging (EBI) technology. We derive the majority of our revenues from the sale of maintenance contracts, spare parts, supplies and consumable items that are used with this equipment. Our printing equipment provides customers with the capability to personalize, encode, print and collate documents for publishing, direct mail, legal, financial, security, forms and other commercial printing applications. We were formed in 1981 and shipped our first printing system for the production of checks and other financial documents, the Model 2000 Checktronic®, in 1983.

We have had a significant presence in the international check production marketplace since 1983. The integration of the check production functions provided by the Checktronic allowed lower cost production of small check orders (25 to 100 checks) that are typical in most markets outside the United States. This, and an improvement in printing quality, created a demand for our equipment in many international markets. We opened our first subsidiary in England in 1983 and a subsidiary in France in 1987.

During 1998, we launched the Imaggia® MG20 digital press in response to the changing demands of security printers and on-demand printing applications worldwide. The Imaggia MG20 system utilizes state-of-the-art digital, non-impact technology, offering print quality that is visually indistinguishable from offset print. We market the Imaggia system to customers with high-volume folio production and print-on-demand (POD) applications.

In July 2001, we announced the introduction of the Imaggia II digital press. Faster, easier to use and supporting a larger media size than the Imaggia MG20 system, the Imaggia II features a flat-screen operator interface with the front-end data processing capacity to support production of truly variable data from sheet to sheet. We began shipping the Imaggia II system in the second quarter of fiscal 2002.

In December 2001, through a newly organized Canadian subsidiary, we acquired substantially all of the North American business assets of Delphax Systems and Delphax Systems, Inc. (collectively, the “Delphax Business”). The Delphax Business developed, manufactured and distributed print engines, print management software and a range of digital printing systems incorporating the Delphax Business’s proprietary EBI technology. It was the supplier of the print engines used in a number of our products and also supplied print engines to a number of non-competing original equipment manufacturers (OEM). The acquisition was significant in that it provided us with the patented EBI technology for the print engines used in our products. Shortly after the acquisition, we changed our name to Delphax Technologies Inc.

We have maintained supply and license arrangements with many of the OEM customers of the Delphax Business. These OEM customers provide an important non-competing channel for distributing EBI technology-based products to additional commercial printing markets.

In April 2002, we introduced the CR Series of high-volume, roll-fed digital printing presses. The CR Series digital presses deliver a range of speeds up to 500 feet per minute throughput. These presses feature wide-format, duplex production at full 600 x 600 dpi (dots per inch) print quality for publishers, direct mailers, bill and statement printers, in-house data and document centers and service bureaus. We sold our first CR Series digital press in June 2002.

During fiscal 2003, we consolidated our manufacturing and engineering operations with those of the Delphax Business in suburban Toronto, Canada. As of September 30, 2007, we had approximately 4,000 installations using its EBI technology in more than 60 countries.

During fiscal 2006, we made several senior management changes. These changes included hiring a new chief executive officer, a new chief financial officer and a new vice president of sales and marketing, promoting a new vice president of manufacturing, and adding the director of human resources to the senior management team. We also began channeling our marketing and sales efforts to a more focused group of target markets. During fiscal 2007, we hired a new vice president of engineering.

Financial Results. We had a difficult and challenging fiscal 2006, during which we made the management changes referred to above and restructured our business. While our equipment sales increased 7% to $5.2 million in fiscal 2006, our revenue from maintenance, spare parts and supplies, which is a much larger part of our business, decreased from $46.8 million to $43.5 million, a decline of 7%. The decline was because sales of equipment over the past several years have not been sufficient to generate enough revenue from maintenance, spare parts and supplies to offset declines in such revenue from mature and legacy products. The net loss for fiscal 2006 was $9.6 million, or $1.51 per share, compared with net income of $306,000, or $0.05 per diluted share, in fiscal 2005. Fiscal 2006 results included charges of $2.5 million for a workforce reduction, $1.7 million for a fourth quarter inventory adjustment, $3.4 million in unabsorbed manufacturing overhead costs and $0.7 million for severance paid to our former chief executive officer.

For the first nine months of fiscal 2007, our net sales were $33.7 million, down 9% compared with net sales of $36.9 million for the same period in fiscal 2006. Our net loss for the nine-month period was $387,000, or $0.06 per share, compared with a net loss of $3.9 million, or $0.61 per share, for the first nine months of fiscal 2006. The improvement was attributable to a number of factors, most significantly:

•	Our gross profit slightly improved, due to the write-down of certain inventory to the lower of cost or market value in fiscal 2006;

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Our operating expenses were lower for the nine months ended June 30, 2007 by approximately $3.9 million, compared with the same period in fiscal 2006, primarily as a result of the restructuring initiated at the end of fiscal 2006, lower trade show expenses and the absence of the CEO severance costs incurred in the third quarter of fiscal 2006; and

•	Net foreign exchange gains of $88,000 in fiscal 2007 compared with losses of $284,000 in fiscal 2006.

Our main office is located at 6100 West 110th Street, Bloomington, Minnesota 55438. Our telephone number is (952) 939-9000 and our fax number is (952) 939-1151.

Use of Proceeds. We are not selling any of the shares of common stock offered pursuant to this prospectus and will not receive any proceeds from the sale of such shares by the selling security holders.

Shares of Common Stock Authorized and Outstanding. We have 50,000,000 shares of common stock authorized, $.10 par value, of which 6,518,365 shares are issued and outstanding as of September 30, 2007. We also have outstanding options and warrants that entitle the holders to purchase a total of 9,275,925 shares of common stock at prices ranging from $1.00 to $6.28 per share. These options and warrants vest at varying rates and expire on various dates during the period from October 2, 2007 through June 18, 2014.

Securities Outstanding After This Offering. On September 10, 2007, we completed the private placement at par of a 12% secured subordinated note due September 10, 2012 in the principal amount of $7,000,000. We may elect to pay up 3% of the 12% per annum interest that is due under the note in the form of shares of our common stock, based on the market value of the common stock at the time of the quarterly interest payment. The note is accompanied by warrants to purchase 7,500,000 shares of our common stock at an exercise price of $1.28 per share if paid in cash or $1.00 per share if paid by extinguishing indebtedness under the note. In addition, until September 10, 2008, the investor has the right to purchase at par an additional note in the principal amount of up to $1,400,000 and a warrant for up to an additional 1,500,000 shares of our common stock. If that additional warrant were to be issued, a total of 9,000,000 shares would then be available under the warrants and these shares would constitute approximately 58.1% of the outstanding shares. However, the warrants provide that no holder of a warrant will have the right to exercise the warrant to the extent that, after giving effect to the exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 9.99% of the Company’s shares outstanding after giving effect to the exercise. The warrants also provide that unless the holder gives the Company at least 60 days prior written notice, no holder will have the right to exercise the warrant to the extent that, after giving effect to the exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the Company’s shares outstanding after giving effect to the exercise.

Transfer Agent. Wells Fargo Bank, N.A. is our transfer agent.

Questions About This Offering; Contact Information. If warrant holders have questions about the terms of this offering, they may contact Gregory S. Furness, our Vice President and Chief Financial Officer, at (952) 939-9000.

Risk Factors. Please see “Risk Factors” for a discussion of certain risks that you should consider when determining whether to invest in this offering, including limited sales of our new product line and our reliance on two significant customers.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in the shares.

Risks Related to Our Operations

Market acceptance. Our success depends on our ability to sell spare parts and supplies to users of our printing equipment. The acquisition of the Delphax Business in December 2001 significantly expanded our product lines to include the CR Series of roll-fed printing equipment. To date, only a limited number of CR Series print systems have been sold and there can be no assurance that these products can be sold in meaningful numbers in the future.

In addition, some of our printing systems have been installed for many years. As these systems age and technology changes, users are decreasing the volume of production on our systems or replacing our systems with alternative technology, which results in less maintenance, spares and supplies revenue from these customers. If we are unable to sell a sufficient number of new printing systems, principally the CR Series and the Imaggia, to generate enough spares and supplies revenue to offset this decline, our total net sales will decline.

Reliance on major customers. In fiscal 2006, we had two significant customers that individually accounted for 30% and 19% of net sales. This compares with 27% and 18% in fiscal 2005 and 20% each in fiscal 2004. Net sales from these two customers have been significant to total net sales. The loss of, or a significant decrease in net sales to, either of these customers could have a material adverse effect on the Company’s financial condition and results of operation. Our largest customer, John H. Harland Company, was recently acquired by M&F Worldwide Corp., the parent company of Clarke American. It is unclear what impact, if any, this acquisition will have on us.

Dependence on market growth. The digital printing industry in which we market our products is still developing and its growth is dependent on converting to digital printing applications that today are satisfied by traditional offset printing. While the traditional offset printing market is flat or declining, over the last five years, the digital printing market has grown at a compound annual growth rate of approximately 24%. There can be no assurance that the market growth for digital printing will continue.

Highly competitive industry. We face intense competition in the digital printing market. We expect technology to continue to develop rapidly, and our success will depend to a large extent on our ability to maintain a competitive position with our products. Our competitors in the digital printing market include large, established manufacturers of digital printing equipment. Companies such as IBM Corporation, Oce N.V. and Xerox Corporation typically offer their own financing packages as part of their digital printing equipment offerings.

In addition to having a competitive advantage in marketing financing packages as part of their digital printing equipment offerings, our competitors have significantly greater capital and staffing resources for research and development that are critical to success in the dynamic digital printing industry, more recognizable brand names, and more well-established marketing and distribution networks. Although price has been less significant than other factors, increasing competition may result in price reductions and reduced gross margins.

Exposure to manufacturing or design defects. Our printing systems are complex and may contain undetected and unexpected defects, errors or failures. If these product defects are substantial, the result could be product recalls, field upgrades, an increased amount of product returns, loss of market acceptance and damage to our reputation, all of which could increase our costs and cause us to lose sales.

We may not deliver systems that we have introduced on a timely basis. These delays, which may occur on future product introductions, may allow competition to respond to our plans, which could impact revenue, or result in the introduction of competing products that reduce the innovative value of our products or could be technologically superior to the product we introduced.

Uncertain protection for intellectual property; possible claims of others. Although we have received patents with respect to certain aspects of our technology, we generally do not rely on patent protection with respect to our products and technologies. Instead, we rely primarily on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. Such measures may not provide meaningful protection of our trade secrets, know-how or other intellectual property in the event of any unauthorized use, misappropriation or disclosure. Others may independently develop similar technologies or duplicate technologies. In addition, to the extent that we may apply for any patents, the applications may not result in issued patents or, if issued, the patents may not be valid or of value. We do not believe that our products and technologies infringe any existing patents or intellectual property rights of third parties. However, our products and technologies may infringe existing patents or intellectual property rights of third parties. The costs of prosecuting or defending an intellectual property claim could be substantial and could adversely affect our business, even if we were ultimately successful in prosecuting or defending any such claims. If our products or technologies were found to infringe the rights of a third party, we could be required to pay significant damages or license fees or cease production, any of which could have a material adverse effect on our business.

Requirements for availability of working capital. We depend on our revolving credit facilities for working capital. The lenders have a security interest in substantially all of our assets and those of our subsidiaries. Our ability to borrow under the credit facilities depends on: (i) maintaining a borrowing base of eligible accounts receivable and, to a lesser extent, eligible inventory and (ii) complying with financial covenants concerning minimum income or maximum losses; debt service coverage; maximum capital expenditures; and an excess of borrowing base over indebtedness. If we are unable to generate a sufficient borrowing base or comply with the financial covenants and other requirements of the credit facilities, it will limit or prevent borrowing under the credit facilities and could lead to acceleration of the maturity of the indebtedness.

Substantial operations in foreign markets. Delphax has foreign subsidiaries in Canada, the United Kingdom and France, and systems using Delphax EBI technology have been placed in more than 60 countries. We generate approximately 20% to 30% of our net sales from outside North America. The ability to sell products in foreign markets may be affected by changes in economic, political or market conditions in those foreign markets that are outside the Company’s control.

The Company’s net investment in its foreign subsidiaries was a deficit of $0.7 million at September 30, 2006 as a result of accumulated subsidiary losses, compared with an investment of $7.1 million at September 30, 2005, translated into U.S. Dollars at the closing exchange rates. The potential loss based on end-of-period balances and prevailing exchange rates resulting from a hypothetical 10% strengthening of the dollar against foreign currencies was not material for the years then ended. The functional currency of the Canadian subsidiary is the U.S. Dollar. The functional currencies of the subsidiaries in the United Kingdom and France are Pounds Sterling and the Euro, respectively.

Though variable by period, we estimate that up to 60% of our operating expenses in any period, the most significant of which is payroll, are paid in currencies other than the U.S. Dollar. In addition, our printing presses and proprietary consumables, spares and supplies are manufactured by our Canadian subsidiary, which, unlike the other foreign subsidiaries, does not generate any cash inflows in its local currency. In periods where the U.S. Dollar has weakened in relation to comparable reporting periods, higher expenses and higher manufactured product costs are incurred on a U.S. Dollar basis when equal expense levels are incurred on a local currency basis. We anticipate continue to have transactional and translational foreign currency gains and losses from foreign operations in the future.

Net sales are subject to fluctuations, which may be material. Our net sales and operating results may fluctuate from quarter to quarter because the sales cycle is relatively long, the size of orders may vary significantly, the availability of financing for customers in some countries is variable, customers may postpone or cancel orders, and economic, political and market conditions in some markets change with minimal notice and affect the timing and size of orders.

Because operating expenses are based on anticipated net sales levels and a high percentage of the operating costs are relatively fixed in the short-term, variations in the timing of revenue recognition could result in significant fluctuations in operating results from period to period.

Risks Related to This Offering

Actual or perceived sales of a significant number of our securities in the public market could adversely affect the price of our securities. As of September 30, 2007, there were 6,518,365 shares of our common stock issued and outstanding. As of that date we also had 9,275,925 shares of our common stock purchasable through the exercise of outstanding options and warrants, exercisable at per share prices ranging from $1.00 to $6.28.

An exercise of any of the warrants could cause the number of shares of our outstanding common stock to increase substantially. This increase, in turn, could dilute future earnings per share, if any, and could significantly depress the market value of our common stock. The large number of shares available under the warrants may also depress the market value of our common stock, even if the warrants are never exercised.

Our senior and subordinated creditors hold security interests in substantially all of our assets. Our senior lenders and the subordinated lender (the selling security holder) each hold a security interest in substantially all of our assets and those of our subsidiaries. If we are unable to comply or otherwise are in material breach of any of the terms of our senior credit agreements or subordinated debt agreement, either or both of these lenders might seek to realize on their collateral, which could result in our being forced to discontinue operations or to seek protection in bankruptcy.

The right to a board seat and a significant number of our securities could lead to a change in control of the Company. The selling security holder (our subordinated lender) has the right to cause one person to be elected to our board of directors. In addition, the selling security holder holds warrants to purchase our common stock that would constitute a controlling position if exercised. While the warrants provide that they cannot be exercised if doing so would result in the warrant holder or its affiliates owning more than 9.99% of the outstanding shares of our common stock, the ownership of the warrants, coupled with the junior security interest in our assets and the right to nominate a member of our board of directors, could give the selling security holder substantial influence over the direction of the Company. If the warrants were exercised and the shares sold, it could result in a change in control of the Company.

We must pay a penalty to the selling security holder in the event the registration statement we filed for this offering is not declared effective by a certain date. In the event the registration statement we filed for this offering is not declared effective by the SEC by February 7, 2008, due solely to our fault, then we are obligated to pay to the selling security holder, on each day that passes without the registration statement being declared effective thereafter, an amount equal to the product of the selling security holder’s outstanding principal balance under the note and the quotient obtained by dividing 10% by 360.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our public documents to which we refer contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. In addition, we may make forward-looking statements orally in the future by or on behalf of the Company. When used, the words “believe,” “expect,” “will,” “can,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements due to the risks and uncertainties set forth herein under the caption “Risk Factors,” as well as others not now anticipated. These risks and uncertainties include, without limitation, our ability to generate revenue and our ability to protect our proprietary technology. We undertake no responsibility to update any forward-looking statement.

Forward-looking statements involve risks and uncertainties, including those discussed under “Risk Factors,” that could cause actual results to differ materially from those anticipated. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

SELLING SECURITY HOLDER

Transaction Overview

On March 26, 2007, we and our wholly-owned Canadian subsidiary (“Delphax Canada”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Whitebox Delphax, Ltd. (“Whitebox”), an affiliate of Whitebox Advisors, LLC of Minneapolis, Minnesota. Under the Securities Purchase Agreement, Whitebox made on that date a subordinated loan of $900,000 to Delphax Canada. The second and final closing under the Securities Purchase Agreement occurred on September 10, 2007 when Delphax Canada issued at par a five-year, 12% secured subordinated note in the principal amount of $7,000,000 (the “Note”) to Whitebox. A portion of the proceeds were used to pay off $3,000,000 of subordinated debt that was due in February 2008 to affiliates of Whitebox and to repay the $900,000 loaned by Whitebox at the first closing. The balance of the proceeds, after payment of transaction expenses, will be used for general corporate purposes.

The obligations of Delphax Canada under the Note are guaranteed by us and are secured by a security interest (which is subordinated to the security interest of our senior lender) in substantially all of our assets and those of our subsidiaries. The Securities Purchase Agreement with Whitebox also contains financial covenants that limit our and our subsidiaries’ total senior indebtedness for borrowed money to $14,500,000 and limit total indebtedness for borrowed money in relation to consolidated accounts receivable and inventory. There is also a financial covenant that requires us to either achieve minimum consolidated revenue, or maintain minimum consolidated cash and credit availability while the Note is outstanding.

The principal amount of the indebtedness evidenced by the Note matures and is due and payable on September 10, 2012, but is subject to acceleration upon the occurrence of various customary events of default, such as failure to make timely payments of interest, breach of a covenant, insolvency, bankruptcy, nonpayment of judgments rendered against us or a subsidiary or defaults on other indebtedness. We may elect to pay up to 3% of the 12% interest that is due under the Note in the form of shares of our common stock, based on the market value of the common stock during the 20 trading days prior to the date the interest payment is due.

On September 10, 2007 we issued to Whitebox pursuant to the Securities Purchase Agreement a warrant to purchase 6,300,000 shares of our common stock for a purchase price that is $1.28 per share if the exercise price is paid in cash, or $1.00 per share if the purchase price is paid by surrender of indebtedness under the Note. The 6,300,000 shares available under the warrant issued on September 10, 2007, together with the 1,200,000 shares available under the warrant issued to Whitebox on March 26, 2007, would constitute approximately 53.6% of outstanding shares. The Securities Purchase Agreement also grants Whitebox a one-year option to purchase at par an additional 12% secured subordinated promissory note in the principal amount of $1,400,000 and an additional warrant to purchase 1,500,000 shares of Company common stock.

If this additional warrant were to be issued, a total of 9,000,000 shares of our common stock would then be issuable upon exercise of these warrants and those shares would constitute approximately 58.1% of our outstanding shares. However, the warrants provide that no holder of a warrant will have the right to exercise the warrant to the extent that, after giving effect to the exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 9.99% of our shares outstanding after giving effect to the exercise. The warrants also provide that unless the holder gives us at least 60 days prior written notice, no holder will have the right to exercise the warrant to the extent that, after giving effect to the exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of our shares outstanding after giving effect to the exercise.

For accounting purposes, we have recorded the fair value of the warrants as an increase in additional paid-in-capital and as original issue discount on the Note. The original issue discount will be amortized to interest expense over the five-year term of the Note. Thus, the interest expense that we record for the Note in any period will be greater than the 12% per annum interest that is paid for the period.

In connection with the financing, we agreed that so long as Whitebox holds at least $1,000,000 in principal of the Note or 1,000,000 shares of our common stock, it is entitled to designate one director to the Company’s board of directors, and that we will make our best efforts to cause that person to be elected. We also agreed to file a registration statement with the SEC covering up to 2,000,000 shares of Company common stock issuable upon exercise of the warrants or as partial payment of the interest due under the Note, and have granted certain additional registration rights to the holders of the warrants or the underlying shares.

We paid First Dunbar Securities Corporation (“First Dunbar”) a commission of $366,000 in cash and a five-year warrant to purchase 450,000 shares of common stock for $1.28 per share. The Company plans to file a registration statement for the benefit of First Dunbar covering the shares underlying the warrants issued to First Dunbar.

Ownership Table

The following table sets forth the amount of common stock beneficially owned by Whitebox (which includes those shares underlying the warrants and such shares issuable as part of the interest on the Note (assuming it is held for the full five-year term of the Note) notwithstanding the contractual limitation that Whitebox may not beneficially own more than 4.99% of our common stock at any time.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by Whitebox is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus.

Name of Selling Security Holder	No. of Shares Beneficially Owned and to be Owned (1)	No. of Shares to be Offered		No. of Shares Owned After Offering	Percent After Offering
Whitebox Delphax Ltd.	—	2,000,000	(2)	0	*

(1)	The figures presented in this column represent the number of shares owned by the selling shareholder, assuming the exercise of all warrants owned by it and that we do not exercise its right to pay in the form of shares of common stock 3% of the 12% per annum interest due under the Note. The selling shareholder is, however, contractually limited to a maximum beneficial ownership of no more than 4.99% of our issued and outstanding stock, which limitation may be revoked by the selling shareholder, in its sole discretion, upon 60 days prior written notice to us. The warrants also provide that no holder of a warrant will have the right to exercise the warrant to the extent that, after giving effect to the exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 9.99% of our shares outstanding after giving effect to the exercise, and this restriction cannot be revoked by the warrant holder.

(2)	Pursuant to the Registration Rights Agreement with the selling security holder, this registration statement covers the resale by the investor of only 2,000,000 shares of Company common stock.

We have agreed with Whitebox to file with the SEC under the Securities Act the registration statement of which this prospectus forms a part with respect to the resale of 2,000,000 shares of our common stock, and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until all of the shares covered by the registration statement either have been sold and can be sold without registration. We agreed to pay for all costs and expenses in the issuance, offer, sale and delivery of the shares of our common stock. These include all expenses and fees of preparing, filing and printing the registration statement and mailing of these items. We will not pay selling commissions and expenses for any sales by the selling security holder, but will indemnify the selling security holder against civil liabilities, including liabilities under the Securities Act of 1933.

If the registration statement is not declared effective by the SEC by February 7, 2008, due solely to our fault, then we are obligated to pay the selling security holders, on each day that passes without the registration statement being declared effective thereafter, an amount equal to the product of the selling security holder’s outstanding principal balance under the Note and the quotient obtained by dividing 10% by 360.

Whitebox and its officers and directors have not held any positions with us as an officer or director or had any other material relationship with us or any predecessor or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION

Whitebox and any pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

*	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

*	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

*	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

*	an exchange distribution in accordance with the rules of the applicable exchange;

*	privately negotiated transactions;

*	settlement of short sales entered into after the date of this prospectus;

*	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;

*	a combination of any such methods of sale; and

*	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors-in-interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling security holders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We and the selling security holders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

USE OF PROCEEDS

We are not selling any of the shares of common stock offered pursuant to this prospectus and will not receive any proceeds from the sale of such shares by the selling security holders.

DESCRIPTION OF SECURITIES

We are authorized to issue 50,000,000 shares of common stock, par value $.10. As of September 30, 2007, 6,518,365 shares of common stock were outstanding. Each share of common stock is entitled to one vote on all matters submitted to a vote of the shareholders. Shareholders do not have cumulative voting rights. The absence of cumulative voting rights means that the holders of a majority of the outstanding shares of common stock can elect all the directors then standing for election.

Each share of common stock has an equal and ratable right to receive dividends legally declared by our Board of Directors, out of any funds legally available for the payment thereof. In the event of our liquidation, dissolution or winding up, after satisfaction of amounts payable to creditors, holders of the common stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the shareholders.

Holders of common stock are not entitled to conversion or preemptive rights. All outstanding shares of common stock are, and when issued, the shares of common stock issued in connection with this offering will be, fully paid and nonassessable.

LEGAL OPINIONS

Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota, will issue an opinion about the legality of the securities offered by this prospectus.

EXPERTS

Grant Thornton LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Grant Thornton LLP’s report, given on their authority as experts in accounting and auditing.

INDEMNIFICATION

Our articles of incorporation eliminate or limit certain liabilities of our directors, officers, employees and agents in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, the exculpation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this prospectus and any prospectus supplement in connection with the offering made hereby, and, if given or made, that information or representations must not be relied upon as having been authorized by us. This prospectus and any prospectus supplement do not constitute an offer to sell, or solicitation of an offer to buy, any securities offered hereby to any person in any jurisdiction where the offer or solicitation would be unlawful. Neither the delivery of this prospectus and any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

2,000,000 Shares of Common Stock

DELPHAX TECHNOLOGIES INC.

PROSPECTUS

OCTOBER 23, 2007